                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                            General Communication, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1.  Class A Common Stock, no par value ("Class A Common Stock")
2.  Class B Common Stock, no par value ("Class B Common Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Class A Common Stock:                            369385 10 9
2.  Class B Common Stock:                            369385 20 8
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    March 5, 1999
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

   Class A Common Stock:                                           369385 10 9
   Class B Common Stock:                                           369385 20 8
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (entities only)

     Gary Magness
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A. SEE Item 3 below.

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
                  (7) Sole Voting  Class A Common Stock             34,725(1)
                       Power       Class B Common Stock             24,400(2)

                  -------------------------------------------------------------
                  (8) Shared       Class A Common Stock                     0
Number of Shares  Voting Power     Class B Common Stock                     0

                  -------------------------------------------------------------
  Beneficially    (9) Sole         Class A Common Stock             34,725(1)
                  Dispositive      Class B Common Stock             24,400(2)
Owned by Each       Power
                  -------------------------------------------------------------
                  (10) Shared      Class A Common Stock          1,073,040(1)
Reporting Person  Dispositive      Class B Common Stock            819,048(2)
                    Power
    With
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Class A Common Stock          1,107,765(1)
                                   Class B Common Stock            843,448(2)

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                                                / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        2.4% of Class A Common Stock
       20.8% of Class B Common Stock

-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) IN

-------------------------------------------------------------------------------

(1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. SEE Item 5 below. The numbers of shares of Class A Common Stock shown in rows 7 through 11 above assume that the shares of Class B Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Common Stock.

(2)  SEE Item 5.
                                  Page 2 of 7

ITEM 1.  SECURITY AND ISSUER

    Gary Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of General Communication, Inc. beneficially owned by Gary Magness:

    1. General Communication, Inc. Class A Common Stock, no par value ("Class A Common Stock"); and

    2. General Communication, Inc. Class B Common Stock, no par value ("Class B Common Stock").

    The issuer of the Class A Common Stock and Class B Common Stock (collectively, the "Company Securities") is General Communication, Inc. (the "Company") whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Item 3 of the Statement is hereby amended and supplemented by adding the following:

    On March 3, 1999, each of the Kim Magness Irrevocable Trust ("Kim Magness Trust") and the Gary Magness Irrevocable Trust ("Gary Magness Trust") transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to Magness FT Investment Company LLC ("FT LLC") in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness Trust:


   SHARES            CLASS
   ------            ------
    76,668            Class A Common Stock
   620,608            Class B Common Stock

    On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto.

ITEM 4.  PURPOSE OF TRANSACTION

    Item 4 of the Statement is hereby amended and supplemented by adding the following:

    On March 3, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:


   SHARES            CLASS
   ------            ------
    76,668            Class A Common Stock
   620,608            Class B Common Stock

    On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto. The Kim Magness Trust and the Gary Magness Trust do not hold any shares of Class A Common Stock or Class B Common Stock as to which there is sole or shared power to vote or dispose of shares.

    Kim Magness, as the manager of FT LLC, has sole power to vote and shared power to dispose of the securities directly held by FT LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of FT LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by FT LLC. Therefore, Kim Magness possesses the sole power to vote the 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock held directly by FT LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock held directly by FT LLC.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                           AMOUNT AND NATURE OF     PERCENT OF        TOTAL
TITLE OF CLASS                             BENEFICIAL OWNERSHIP     CLASS POWER(1)  VOTING POWER(1)
--------------                             --------------------     --------------  ---------------
                                                                                         0.3%
Class A Common Stock                         1,107,765(2)(3)(4)          2.4%
Class B Common Stock                           843,448(2)(3)(4)         20.8%


(1) Based on 45,648,021 shares of Class A Common Stock and 4,062,460 shares of Class B Common Stock outstanding on October 31, 1998.

(2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 assume that the shares of Class B Common Stock have been fully converted into shares of Class A Common Stock.

     In addition, each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Gary Magness is entitled to vote 34,725 shares of Class A Common Stock (assuming conversion of the Class B Common Stock) and 24,400 shares of Class B Common Stock. Accordingly, when these classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 0.3% of the voting power with respect to a general election of directors of the Company.

(3) Gary Magness is a holder of a 50% membership interest in Magness Securities, LLC ("Magness Securities") sharing with Kim Magness certain dispositive power over the Company Securities held by Magness LLC. Accordingly, the following shares beneficially owned by the Magness LLC are reflected in full in Gary Magness' share information:
     (i) 375,764 shares of Class A Common Stock and (ii) 198,440 shares of Class B Common Stock. The foregoing share numbers assume the conversion in full of all Class

     B Common Stock into Class A Common Stock. See footnote 2 to this Item 5(a) for an explanation of the convertibility of Class B Common Stock into shares of Class A Common Stock.

(4) On March 3, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness Trust:


   SHARES            CLASS
   ------            ------
    76,668            Class A Common Stock
   620,608            Class B Common Stock

     On March 5, 1999, the Kim Magness Trust and the Gary Magness Trust distributed its respective membership interest in FT LLC to Kim Magness and Gary Magness, respectively, as the beneficiaries entitled thereto.

     Accordingly, as a holder of a 50% membership interest in FT LLC sharing with Kim Magness certain dispositive power over the Company Securities held by Magness LLC, the following shares beneficially owned by the FT LLC are reflected in full in Gary Magness' share information: (i) 697,276 shares of Class A Common Stock, and (ii) 620,608 shares of Class B Common Stock. The foregoing share numbers assume the conversion in full of all Class B Common Stock into Class A Common Stock. See footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Class B Common Stock into shares of Class A Common Stock.

     Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

(b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:


                                                  Shared Voting
Class of Security            Sole Voting Power       Power
-----------------            -----------------    -------------
Class A Common Stock          34,725                    0
Class B Common Stock          24,400                    0

                                  Sole            Shared Dispositive
Class of Security            Dispositive Power          Power(1)
-----------------            -----------------    ------------------
Class A Common Stock          34,725               1,073,040
Class B Common Stock          24,400                 819,048


(1) Pursuant to oral agreements with Kim Magness, Gary Magness shares dispositive power over the securities held by Magness LLC and FT LLC with Kim Magness. See Item 6 below.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

    Kim Magness, as the manager of FT LLC, has sole power to vote and shared power to dispose of the securities directly held by FT LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of FT LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by FT LLC. Therefore, Kim Magness possesses the sole power to vote the 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock held directly by FT LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 76,668 shares of Class A Common Stock and 620,608 shares of Class B Common Stock held directly by FT LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 1999


/s/ Gary Magness
-----------------------------
Gary Magness